Page 1 of 3 Media Release Planegg/Munich, Germany, January 5, 2023 MorphoSys Reports Preliminary 2022 Monjuvi U.S. Net Product Sales, Provides 2023 Financial Guidance and Reduces Financial Liability - Preliminary 2022 Monjuvi U.S. net product sales of US$ 89.4 million (€ 84.9 million) - Anticipated 2023 Monjuvi U.S. net product sales in the range of US$ 80 to 95 million - Preliminary unaudited financial liability from the collaboration with Incyte of approximately € 220 million which represents a reduction of € 360 million MorphoSys AG (FSE: MOR; NASDAQ: MOR) today reported preliminary Monjuvi® U.S. net product sales for the full year of 2022 and provided its financial guidance for 2023. In this context, MorphoSys reduced its financial liability from the collaboration with Incyte and credited finance income accordingly. Preliminary Monjuvi (tafasitamab-cxix) U.S. net product sales are US$ 25.3 million (€ 24.0 million) for the fourth quarter and US$ 89.4 million (€ 84.9 million) for the full year of 2022. Fourth quarter and full year 2022 results will be published on March 15, 2023. For the full year of 2023, MorphoSys expects Monjuvi U.S. net product sales in the range of US$ 80 to 95 million. As a result of changes in Monjuvi product sales expectations, the balance sheet item “Financial Liabilities from Collaborations” is reduced from € 580 million (balance as of September 30, 2022) to approximately € 220 million (balance as of December 31, 2022; unaudited). Finance income is credited with the difference between the two amounts. The balance in “Financial Liabilities from Collaborations” reflects an accounting view of expected future profits from the net product sales of Monjuvi in the U.S. in relapsed or refractory diffuse large B-cell lymphoma (r/r DLBCL) owed to our partner Incyte. The reduction in Financial Liabilities from Collaborations has no impact on cash. “Patients living with relapsed or refractory diffuse large B-cell lymphoma continued to benefit from Monjuvi in 2022, as we saw an increase in sales of our medicine in the fourth quarter and a preliminary final sales total in line with our updated guidance,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “As we enter into the third year post-launch, we set our sales guidance for 2023 and longer-term projections for Monjuvi in its approved indication to reflect the ongoing and future impact of competitive activity. The team remains highly engaged to ensure continued awareness and use of Monjuvi as the only NCCN-preferred in-practice, out-patient immunotherapy for all appropriate patients, while preparing for our longer-term opportunities for pelabresib in first-line myelofibrosis and Monjuvi for first-line DLBCL."

Full Year 2023 Financial Guidance:

	2023 Financial Guidance	2023 Guidance Insights
Monjuvi U.S. net product sales	**US$ 80m to 95m**	100% of Monjuvi U.S. net product sales are recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross margin for Monjuvi U.S. net product sales	**75% to 80%**	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	**€ 290m to 315m**	2023 anticipated to be incrementally higher than 2022 due to the expansion of the pelabresib development program.
SG&A expenses	**€ 140m to 155m**	45% to 50% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys' income statement. Incyte reimburses MorphoSys for half of these selling expenses.

Additional information related to 2023 Financial Guidance:

- Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys' income statement. These royalties, however, will not contribute any cash to MorphoSys, as 100% of the royalties will be passed on to Royalty Pharma.
- MorphoSys anticipates receiving royalties for Minjuvi® sales outside of the U.S.
- MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2023.
- MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the "Licenses, milestones and other" category in MorphoSys' income statement. These sales result in a zero gross profit/margin. As such, MorphoSys does not provide guidance for these sales.

About MorphoSys:
At MorphoSys, we are driven by our mission: *More life for people with cancer*. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Monjuvi® (tafasitamab-cxix)
Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

Page **2** of **3**

Page 3 of 3 In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT). Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials. Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe and Canada. XmAb® is a registered trademark of Xencor, Inc. MorphoSys Forward-Looking Statements This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward- looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements, unless specifically required by law or regulation. For more information, please contact: Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com Kaitlyn Nealy Senior Director, US Communications Tel: +1 857-283-3945 kaitlyn.nealy@morphosys.com